Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ARCADIA BIOSCIENCES, INC.

Arcadia Biosciences, Inc., a corporation organized under and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

FIRST: The name of the Corporation is Arcadia Biosciences, Inc.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections l4l and 242 of the Delaware General Corporation Law, adopted resolutions to amend Article IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

"ARTICLE IV

A. Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock."  The total number of shares which the Corporation is authorized to issue is One Hundred and Seventy Million (170,000,000) shares, consisting of One Hundred and Fifty Million (150,000,000) shares of Common Stock, par value $0.001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, par value $0.001 per share."

THIRD: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly executed by its authorized officer on June 8, 2017.

ARCADIA BIOSCIENCES, INC.
By:
Rajendra Ketkar President and Chief Executive Officer